AUTONATION, INC.
200 SW 1st Ave, Suite 1600
Fort Lauderdale, FL 33301

October 5, 2016
VIA EDGAR SUBMISSION
James Allegretto
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	AutoNation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
File No. 1-13107

Dear Mr. Allegretto:

This letter responds to the comment that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 30, 2016. For your convenience, we have set forth the Staff’s comment below followed by our response to the comment.

Selected Financial Data, page 21

1.
Your presentation of operating income less floorplan interest expense may be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing. Also, to the extent that you continue to present this measure, please label it as a non-GAAP.

Response:

We acknowledge the Staff’s comment and have reviewed Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. We respectfully advise the Staff that, beginning with our next annual report on Form 10-K, we will no longer present operating income less floorplan interest expense as a line item in the Selected Financial Data table.

* * * * *

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the response set forth herein, please contact the undersigned at (954) 769-2803.

Respectfully submitted,

/s/ Cheryl Miller
Cheryl Miller
Executive Vice President and Chief Financial Officer